Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ( ("HIVE" or the Company")
855 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

October 5, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on October 5, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On October 5, 2021, the Company announced that Diana Biggs, CEO of Valour Inc. and incoming Chief Strategy Officer of DeFi Technologies, has joined the board of directors of HIVE Blockchain Switzerland AG.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated October 5, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

October 6, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

October 5, 2021

HIVE Blockchain Announces Appointment of Diana Biggs to HIVE Switzerland Board of Directors

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce that Diana Biggs, CEO of Valour Inc. ("Valour") and incoming Chief Strategy Officer of DeFi Technologies (NEO: DEFI, GR: RMJR, OTC: DEFTF), has joined the board of directors of HIVE Blockchain Switzerland AG ("HIVE Switzerland"). Diana will join recently appointed HIVE Sweden president and board member Johanna Thornblad on the board of HIVE Switzerland.

Diana is a seasoned executive who brings deep experience in digital assets, technology, and financial services. She is Associate Fellow with Saïd Business School, University of Oxford, where she guest lectures on digital assets and blockchain technology. Prior to joining Valour, she was Global Head of Innovation for HSBC Private Banking. Prior roles include VP, Head of Growth and Partnerships at Uphold, Chief Strategy Officer of Soko and Management Consultant with Oliver Wyman Financial Services.

Diana is passionate about using technology for building inclusive and sustainable financial services through decentralized networks. She was appointed CEO of Valour, a division of DeFi Technologies in November 2020. Valour offers exchange-traded products that allow investors to take concentrated positions in defi project tokens through a traditional brokerage account, with low or no management fees.

Valour currently offers ETNs in Europe that allow investors to gain exposure to digital assets including Solana (SOL), Cardano (ADA), Ethereum (ETH), Polkadot (DOT), and Bitcoin (BTC). In September Valour surpassed $200M USD in assets under management, up 2,000% in 2021.

HIVE's Strategic Investment in DeFi Technologies

In April of 2021, HIVE completed a share swap transaction with DeFi Technologies, giving HIVE approximately 5% ownership of DeFi Technologies in exchange for approximately 1% of HIVE shares.

HIVE Executive Chairman Frank Holmes welcomed Diana to the HIVE Switzerland board, saying "We're thrilled to have Diana on board. She brings deep DeFi experience to the table and will be instrumental in helping to guide our future efforts in this exciting space."

Diana echoed Frank's sentiment, saying "I'm excited to further our partnership with HIVE, while working closely with Johanna on future opportunities in the DeFi space."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.
"Frank Holmes"
Executive Chairman

For further information please contact:
Frank Holmes
Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.